EXHIBIT A

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810      Los Angeles, CA 90025

Phone (310) 966-1445  Fax (310) 966-1096

February 2, 2007

NetManage, Inc.

Board of Directors

20883 Stevens Creek Boulevard

Cupertino, CA  95014

Dear Sirs:

As large shareholders of NetManage, with approximately 6% of the Company’s common shares, we are writing you to express our deepest concern with NetManage’s operational and financial condition.  The disappointing results reported by NetManage’s executive team during the last earnings call on Monday, January 29, 2007, illustrate the need for quick and decisive action on the part of the board of directors.  We believe that the current strategy being executed by management and endorsed by you as directors, is not working.  An examination of recent and past performance reveals that NetManage’s is under-scaled, is not growing and is not delivering on its promises.

Based on the results NetManage reported for the fourth quarter of 2006, it seems obvious that new license revenues are not growing as rapidly as management had hoped on previous earnings calls.  New product sales came in at only $2.8 million, down 38% on a year to year basis and down 25% compared to the previous quarter of 2006 on what should have been a strong seasonal period.  On an annual basis, NetManage’s revenues shrunk by 18%.  Over the last three years revenues have decreased by 30%.  Accordingly, NetManage is not closing a sufficient number of new deals to support profitable operations.  Operating losses during the last quarter came in at $1.4 million and amounted to $3.6 million for the fiscal year of 2006, or about 10% of total sales.  Had it not been for the unexpected increase in deferred revenues generated mostly from NetManage’s diminishing RUMBA legacy product, the Company’s cash position would have deteriorated further.

To put the above results into a long-term perspective, we estimate that over the last 10 fiscal years NetManage’s revenues have shrunk by approximately 66% and net losses amounted to approximately $176 million.  During that period NetManage expensed over $140 million for research and development and spent over $240 million in stock and cash to finance 7 acquisitions.  These investment decisions were taken to support products such as Librados and OnWeb, which did not deliver on their promised growth potential.  The company’s inability to generate a sufficient return on its capital contributed to the free fall of NetManage’s stock, which has lost approximately 33% of its value in the last 5 years (and roughly 97% of its value compared to the historical stock price peak of $209.1 achieved in December 1995 adjusted for stock splits and dividends).  For comparison, over the last 5 years an investor in the NASDAQ

Board of Directors

NetManage, Inc.

February 2, 2007

composite would have enjoyed a 28% increase in value, and an investor in the RUSSELL 2000 small cap composite would have benefited from an increase of about 67% in price.

We wish to reiterate to the board of directors our view that NetManage’s deteriorating condition is a result of an inadequate overall strategy.  We believe this view was expressed by other shareholders during the last earnings call.  Investor frustration is understandable in light of management’s history of failing to deliver on its optimistic projections.  For example, during the earnings call for the third quarter of fiscal year 2006, NetManage’s CEO stated that “we remain very optimistic about our opportunities for growth and profitability for the fourth quarter of 2006 and into 2007”.  The CEO continued to comment that he was optimistic that NetManage might be able to achieve operating profitability in fiscal year 2006.  During the earnings call for the second quarter of fiscal year 2006, NetManage’s CEO commented that “although we are disappointed by the year to date net loss we believe this should be viewed as a temporary setback” and later added that “we are confident we will continue to add new customers and return to growth and profitability in the second half of 2006”.  In contrast, during the second half of 2006, NetManage saw its revenues decrease by about 13% on a year to year basis and its net losses amount to $0.9 million.  In addition, over the last 8 consecutive quarters NetManage missed 6 of the Street’s consensus revenue estimates.  These facts raise serious doubt as to management’s ability to accurately perceive the true revenue potential that exists in the Libardos and OnWeb products and its ability to deliver on its plans.  It also strongly suggests that NetManage’s failure to sustain top line revenue growth is a result of a fundamental problem, rather than a set of temporary mishaps.

In light of the above, we call on the board of directors to recognize the need for change in NetManage’s strategy.  As a small player in the consolidating Service-Oriented-Architecture industry, NetManage suffers, and will likely continue to suffer, from increasing competitive challenges that will make it harder, rather than easier for NetManage’s sales team to win new product deals.  Furthermore, the cost of remaining a stand-alone public company outweighs NetManage’s current earnings power and cash flow generation capacity.  As a result, we expect NetManage to continue to accumulate losses going forward unless the board of directors takes action to curtail management’s apparent inefficient use of capital.

We find it especially disconcerting that while NetManage continued to pour money into product and sales initiatives that resulted in increased losses that eroded shareholder value, the board of directors elected to reward senior management by raising executive compensation.  Between the end of fiscal year 2001 and fiscal year 2005, the board awarded the CEO and CFO with an accumulated total cash compensation of approximately $3 million or an increase of 14% over the level beginning that period.  During the same period NetManage’s revenues decreased by 45% and net losses amounted to about $19 million, or 9% of revenues.  The CEO’s average cash compensation during those four years stood at about $500,000.  Even more troubling is the fact that while shareholders saw the price of their stock go from $7.1 per share at the end of 2001 as adjusted for dividends and stock splits, down to $5.3 at close of year 2005, or a drop of 25% in

Board of Directors

NetManage, Inc.

February 2, 2007

value, the board of directors rewarded the CEO with 486,393 options, or about 5% of the average share count of that period.  According to the information provided in NetManage’s proxy materials, we estimate that the potential realizable value of these options are at least $2.3 million based on the relative rate of appreciation of NetManage’s shares as of January 31, 2007 to the options’ exercise price.

We wish to conclude by reminding directors of their duty to maximize and realize shareholder value.  All of NetManage’s directors, aside from one, have served on the board for more than 9 years and some have held seats for over 15 years.  This group of directors oversaw the strategy that led to NetManage’s disappointing performance and endorsed management’s decisions during the deterioration of the last decade.  Furthermore, none of the directors aside from the CEO are major shareholders of NetManage.  We therefore call on the board to change course and acknowledge that NetManage’s operational plan is not working for the benefit of its owners.  We believe that the board of directors should move swiftly towards realizing the value that still exists in NetManage’s legacy customer base and recurring revenue sources, through a sale of the Company to a strategic or financial buyer.  With an installed base of more than 10,000 customers, NetManage presents potential buyers with a strong stream of maintenance revenues that command an estimated gross margin in excess of 90%.  Leveraging this customer base can offer strategic buyers a solid platform on which to grow additional products while utilizing a larger sales force and spreading the cost of research and development over an expanded revenue base.  Alternatively, NetManage’s highly profitable recurring cash flows can offer financial and private buyers excellent returns as they eliminate the unnecessary costs of public filing, as well as what we view as excessive management compensation and under-scaled general and administration expenses currently incurred by NetManage.

We urge directors to complete, sooner rather than later, their evaluation of the current offer to acquire NetManage, as reported on January 17, 2007.  Riley Investment Management plans to closely evaluate directors’ commitment to this ongoing sales process, and views the board’s decisions going forward as important factors in the evaluation of director nominations in NetManage’s next annual meeting.

Respectfully,

/s/ BRYANT R. RILEY
Bryant R. Riley, as Managing Member, Riley
Investment Management LLC